EXHIBIT 99.1

HEXO Corp Announces Filing of $1.2B Preliminary Base Shelf Prospectus

OTTAWA, April 15, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced it has filed a new preliminary short form base shelf prospectus (the "Base Shelf Prospectus") with securities regulators in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F–10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC").

“We made the decision to file this new base shelf prospectus and registration statement to provide maximum flexibility as we continue to pursue strategic initiatives in both the United States and Canada,” said HEXO CEO and co-founder Sebastien St-Louis. “We have now started to deploy capital in the United States, are remaining active in M&A and are in ongoing discussions with potential non-beverage CPG partners which we expect will require additional capital as we continue to execute on our growth and expansion strategy.”

The Base Shelf Prospectus and Registration Statement, when made final and effective, will enable HEXO to make offerings of up to C$1.2 billion of common shares, warrants, subscription receipts and units or a combination thereof from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Base Shelf Prospectus and Registration Statement, when made final, remain valid. The specific terms of any future offering will be established in a prospectus supplement to the Base Shelf Prospectus, which supplement will be filed with the applicable Canadian and U.S. securities regulatory authorities. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities may be used by HEXO for general corporate purposes, including expansion plans in the United States, potential future acquisitions, potential international expansion, capital projects, repaying indebtedness outstanding from time to time and funding ongoing operations and/or working capital requirements.

Copies of the Base Shelf Prospectus and Registration Statement can be found under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About HEXO (TSX: HEXO; NYSE: HEXO)

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO, HEXO Plus, Up, Original Stash and Bake Sale brands and the medical market under HEXO medical cannabis. For more information, please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com